   As filed with the Securities and Exchange Commission on February 22, 2001
                                            Registration Statement No. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                               HEALTHCENTRAL.COM
             (Exact Name of Registrant as Specified in its Charter)

                                --------------

                  Delaware                                       94-3250851
          (State of Incorporation)                             (IRS Employer
                                                           Identification Number)

                       6001 Shellmound Street, Suite 800
                          Emeryville, California 94608
                                 (510) 250-2500
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                --------------

                                 C. FRED TONEY
                       6001 Shellmound Street, Suite 800
                          Emeryville, California 94608
                                 (510) 250-2500
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copies to:
                            RICHARD W. CANADY, Esq.
                Howard, Rice, Nemerovski, Canady, Falk & Rabkin
                           A Professional Corporation
                      Three Embarcadero Center, Suite 700
                            San Francisco, CA 94111
                           Telephone: (415) 434-1600

                                --------------
  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                     Proposed       Proposed
                                                     Amount          maximum        maximum      Amount of
                                                      to be       offering price   aggregate    registration
Title of shares to be registered                   registered       per share    offering price     fee
------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value................   29,353,588 shares       --        $11,924,895    $2,981.22
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average of the high and low sale prices per share of the registrant's common stock on February 20, 2001, as reported on the Nasdaq National Market.

                                --------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933, as amended, or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION DATED February 22, 2001

PROSPECTUS


                               HealthCentral.Com

                       29,353,588 Shares of Common Stock

  This prospectus covers 29,353,588 shares of HealthCentral.com common stock, par value $.001 per share, which may be offered for sale by the Selling Shareholders who have acquired such shares in transactions not involving a public offering. We are registering the shares under the Securities Act of 1933 on behalf of the Selling Shareholders in order to permit the public sale or other distribution of the shares.

  The shares may be offered and sold from time to time by the Selling Shareholders through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. We will not realize any proceeds from the sale of the shares by the Selling Shareholders.

  Our common stock trades on the Nasdaq National Market under the symbol "HCEN." On February 20, 2001, the last reported sale price of the common stock was $0.375.

                                  -----------

 See note regarding forward-looking statements and risk factors on page 1 for a discussion of certain factors that should be considered in connection with an investment in the securities offered hereby.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
The Company..............................................................   1

Note Regarding Forward Looking Statements................................   1

Risk Factors.............................................................   1

Use of Proceeds..........................................................  16

Selling Shareholders.....................................................  16

Plan of Distribution.....................................................  18

Legal Matters............................................................  19

Experts..................................................................  19

Where You Can Find More Information......................................  19

Disclosure of Commission Position on Indemnification for Securities Act
 Liabilities.............................................................  20

                                      (i)

                                  THE COMPANY

   HealthCentral.com was incorporated in Delaware in September 1999. Our executive offices are located at 6001 Shellmound Street, Suite 800, Emeryville, California 94608. Our telephone number is (510) 250-2500.

   We are a leading provider of online healthcare, e-Commerce and content to consumers through our network of websites, which includes WebRx.com, Vitamins.com, HealthCentral.com, RxList.com, DrugEmporium.com and ComfortLiving.com, and through our Vitamins.com catalog and retail operations. In addition, we provide website development services to hospitals, hospital groups and healthcare organizations. HealthCentral.com offers more than 25,000 SKUs of health, beauty and personal care products and provides user-friendly interactive tools, customized health information pages, personalized health risk assessments and topical newsletters. Information contained in our websites is not part of this prospectus.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated in this prospectus by reference may contain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements reflect our current expectations and are based upon currently available data. There are a variety of factors and risks that could cause actual results experienced to differ materially from the anticipated results or other expectations expressed in the forward-looking statements or affect the decision to invest in our securities, including, but not limited to those set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the risks and uncertainties described below.

                                  RISK FACTORS

We have a limited operating history.

   We launched our HealthCentral.com website in November 1998, our Vitamins.com website in March 1999, and our WebRx.com website in November 2000. We merged with Vitamins.com, Inc. in June 2000, and we acquired the assets and certain liabilities of DrugEmporium.com, Inc. in September 2000 and Comfort Living, Inc. in December 2000. Accordingly, we have a limited operating history and are subject to the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets such as the Internet healthcare market. These challenges include our ability to:

  . attract and retain a large audience of users to our HealthCentral.com network, including WebRx.com;

  . compete effectively against other established Internet health companies, such as drugstore.com and CVS.com;

  . gain advertising and sponsorship revenue from vendors of health-related products and services;

  .  implement a successful e-Commerce strategy through our websites;

  .  develop and upgrade our technology;

  .  attract, retain and motivate qualified personnel;

  .  manage inventory levels and fulfillment operations effectively; and

  . create and maintain successful strategic alliances with provider groups, content providers and other third parties.

We had an accumulated deficit of approximately $193 million at December 31, 2000, and we may never become profitable.

   We expect our operating expenses to substantially exceed revenues for the foreseeable future, and we may never become profitable. Since our inception, we have had limited revenues and have incurred net losses in each year. While we are unable to predict accurately our future operating expenses, these expenses could increase, as we, among other things:

  . make payments to both our existing and future business partners to gain advertising revenue, traffic or otherwise expand our HealthCentral.com network, including WebRx.com;

  .  promote our brands;

  . develop or acquire health-related content, technologies or other complementary businesses;

  .  hire additional employees;

  .  offer product promotions;

  .  develop and expand our systems infrastructure and support functions; and

  .  expand product offerings.

   Even if we were to achieve profitability, we might not be able to sustain or increase profitability on a quarterly or annual basis.

We need to generate substantial revenues and profit from our e-Commerce business for healthcare products, but this market is unproven, and we have limited experience in it.

   The healthcare e-Commerce market is unproven, and we have limited experience in the sale of healthcare products and services online. Our rate of revenue growth and profitability could be significantly less than that of other online merchants, many of which have longer operating histories and greater name recognition. The online market for pharmaceutical and other health products is in its infancy and is highly fragmented and intensely competitive. This market is significantly less developed than the online market for books, music, software, toys, auctions and a number of other consumer products. Even if Internet usage and electronic commerce continue to increase, the rate of growth and profit margins, if any, of the online drugstore and health products market could be significantly less than those for the online market for other products.

We recently acquired our own fulfillment capabilities for e-Commerce product orders, and we have limited experience in providing these services.

   Through the acquisition of assets of DrugEmporium.com and the acquisition of assets of Comfort Living, Inc., we believe we have acquired the facilities, inventory, licenses and distribution capabilities necessary for us to manage fulfillment of our e-Commerce product orders internally. Previously, we relied primarily upon third parties to manage most of our product fulfillment responsibilities and therefore have limited experience in providing these services. A failure in the ability to purchase items on favorable terms, obtain sufficient types and quantities of supplies, manage inventory levels effectively, or fill and ship orders on a cost-effective and timely basis could result in customer dissatisfaction and could significantly harm our e-Commerce business. In addition, the distribution facilities are subject to fire, flood, power loss, telecommunications failure, thefts, break-ins, tornadoes and other similar events which could cause interruptions or delays in our business or loss of data, or render us unable to accept and fulfill customer orders.

   We also rely on third-party carriers for shipments to and from our distribution facilities and for the fulfillment of some of our products. We are therefore subject to the risks, including employee strikes and inclement weather, associated with our distribution partners and our carriers' ability to provide product fulfillment and delivery services to meet our distribution and shipping needs. Failure to deliver products to our customers in a timely manner could adversely affect our reputation, brand and business.

A failure to build our brand names quickly and significantly will result in lower than expected revenues.

   If we do not gain significant brand recognition quickly, we may lose the opportunity to build a critical mass of customers, and our business may fail. Some of our competitors, such as drugstore.com, CVS.com, drkoop.com, WebMD and medscape.com, may have stronger name recognition than do we. The increasing competition in our markets makes building a brand more expensive and difficult than it otherwise would be. To increase brand recognition, we may need to offer product promotions and discounts, and to increase substantially our sales and marketing efforts, our third party alliances, and our content, product and service offerings, all of which are expensive.

Consumer protection privacy concerns may result in a decrease in traffic or decrease in revenues.

   Our network of websites captures information regarding our users in order to personalize our websites for them and to assist sponsors and advertisers in targeting their products and advertising campaigns to particular demographic groups. Any changes in privacy policies and practices, whether self-imposed or imposed by government regulation, could affect the way in which we conduct our business, especially those aspects that involve the collection of, use of and access to personal identifying information. For example, limitations on or elimination of the use of cookies could limit our ability to personalize our website for the user, and could limit the effectiveness of the targeting of advertisements, both of which could impair our ability to generate sponsorship and advertising revenue. Any perception of security and privacy concerns by the public, whether or not valid, could inhibit market acceptance of our network of websites. Privacy concerns may cause users not to visit our websites or, if they visit, not to provide the personal data necessary to target our content and advertising.

   Because of the interest in the privacy of health-related information, we or any other e-health company or the e-health industry in general, could become either a target of, or a witness in, a federal or state agency or private party claim regarding privacy issues, any of which could be expensive and time-consuming, could divert the attention of senior management from our core business and could harm our business.

Dr. Dean Edell provides us with unique content and credibility, and any failure by Dr. Edell to participate in our business could result in reduced site traffic and revenues.

   Dr. Dean Edell provides us with unique content for, and drives traffic to, our HealthCentral.com network. Dr. Edell is not contractually obligated to provide content or drive traffic to our network, and he is not compensated for such activity. If Dr. Edell ceased providing us with content or ceased mentioning our HealthCentral.com network on his television and radio shows, we would have to find a replacement for this unique content or an alternative means of driving traffic to our site, both of which would be difficult and expensive to do.

   In addition, under his agreement with Premiere Radio Networks, the syndicator of his radio show, Dr. Edell has agreed not to authorize the use of his name or likeness to promote any product or service in any way that would conflict with his programs' advertisers or potential advertisers, or would impair his credibility as a program host.

   Any diminishment in Dr. Edell's reputation as a medical expert and advisor, his death or incapacity, the expiration of his 15 year agreement with us, or any other development that would cause us to lose the benefits of our affiliation with Dr. Edell, could diminish our standing with healthcare consumers as a credible source of healthcare information and could harm sales of the Dr. Dean Edell brand of eyewear. Although we maintain key person life insurance for Dr. Edell, his role in our company is sufficiently critical that the insurance would not adequately protect us in the event of his death.

We face substantial competition from better-established companies, which could result in our failure to gain needed market share.

   Over 15,000 healthcare websites compete with us for customers, users, advertisers, content and product providers, institutional clients and other sources of online revenue. We compete with other dedicated healthcare information websites, such as WebMD, drkoop.com, DiscoveryHealth.com, InteliHealth, and Medscape.com. In addition, we compete with:

  . traditional brick-and-mortar drug stores, including drug store chains, supermarkets, mass market retailers, nutraceutical stores and independent drug stores, many of whom have begun or have announced their intention to offer online services;

  .  other online drug stores, such as drugstore.com, CVS.com and planetRx;

  .  other online dietary supplement stores, such as VitaminShoppe.com;

  . pharmacy benefit managers, or PBMs, that direct sales of pharmaceuticals; and

  . hospitals, HMOs and mail order prescription drug providers, many of whom are beginning to offer products and services over the Internet.

   Most of our current and potential competitors enjoy substantial competitive advantages, such as:

  .  greater name recognition and larger marketing budgets and resources;

  .  established marketing relationships with manufacturers and advertisers;

  .  larger customer and user bases;

  .  substantially greater financial, technical and other resources; and

  .  larger production and technical staffs.

   The intense competition in the online drug store business has resulted in price discounting and difficulty in building customer loyalty. We believe that we may face a significant competitive challenge from our online competitors forming alliances with brick and mortar drug stores, HMOs, PBMs or other competitors, which could both strengthen our competitors and/or preclude us from entering into similar relationships with their partners. For instance, Merck/Medco has entered into an alliance with CVS.com, drugstore.com has formed an alliance with RiteAid, and planetRx has formed an alliance with Express Scripts, Inc. Increased competition in the online drug store business has resulted in, and could continue to result in, price reductions, fewer customer orders, reduced margins and loss of, or failure to build, market share.

   In the market for enterprise web services, we compete mainly with payors' and providers' internal systems development teams, with local web development companies, and with other consumer-oriented websites that are selling applications to institutions, such as drkoop.com and WebMD. We also compete with drugstore.com, CVS.com and planetRx in the sale of e-Commerce solutions to healthcare institutions. Healthcare participants may determine that our tools and website development and maintenance services are inferior to those of our competitors, that our product mix is inappropriate for their needs, or that it would be better for them to independently develop and manage their own websites.

Consumers may reject the concept of an online health products store in favor of a brick-and-mortar store.

   Historically, many pharmaceutical and other healthcare products have been sold through the personal referral of a physician or pharmacist, and thus there is no established business model for the sale of healthcare products or services over the Internet. Specific factors that could prevent widespread customer acceptance of our online drug and health product stores include:

  . lack of coverage of customer prescriptions by, or additional steps required to obtain reimbursement from, insurance carriers or pharmacy benefit managers;

  .  lack of consumer awareness of our online drug and health product stores;

  . longer delivery times for Internet orders, delays in responses to customer inquiries and/or difficulties in returning products as compared to brick-and-mortar stores;

  . shipping charges and problems related to shipping, such as product damage or failure to ship the correct order;

  . lack of face-to-face interaction with a pharmacist or other retail store personnel;

  . failure to meet shoppers' pricing expectations for prescription drugs, over-the-counter medicines and health and beauty products;

  . customer concerns about security and privacy with regard to transmitting personal health information over the Internet; and

  . inability to meet immediate delivery or pick-up requirements for prescriptions for acute conditions.

Some of our major contractual relationships have been terminated or are in the process of being terminated or renegotiated, which could result in disruption of our business and/or payment obligations.

   In August 1999, HealthCentralRx.com entered into an agreement with America Online regarding HealthCentralRx.com's tenancy on America Online's HealthOnline Pharmacy Channel. Both we and America Online have claimed material breach of the agreement by the other party, and we gave notice to America Online that, effective June 2000, we were terminating the agreement. The business relationship and dispute are currently inactive; however, if America Online were to prevail on its claim of breach, we may be required to make substantial cash payments to America Online in connection with this matter.

   In addition, we are in the process of renegotiating certain other major contractual relationships, and may renegotiate certain additional contracts, any of which could disrupt our business and/or cause us to incur additional costs or make additional payments.

Because we need to make substantial cash outlays, we will need to raise additional capital in the future and may not be able to raise it on acceptable terms, or at all.

   As of December 31, 2000, we had cash and cash equivalents of approximately $14.2 million. We currently expect to be able to meet our anticipated cash needs through mid 2001 out of existing cash and cash equivalents and cash flows to be generated from operations, provided that we are able to achieve our targeted revenues, efficiencies and cost reductions and restructure certain partnerships and other creditor relationships. We may enter into additional business relationships that require us to make additional cash payments.

   We expect to continue to spend substantial amounts of capital to finance our operations and distribution efforts, and these expenditures may increase due to, among other things,

  . delays or costs arising from engineering design changes, technological and other risks relating to the integration of the acquisitions of the assets of DrugEmporium.com, more.com and Comfort Living, Inc.;

  . customer acquisition costs resulting from heightened competition in the e-health marketplace;

  . our ability to restructure some of our partnership agreements or achieve our targeted efficiencies and cost reductions from recent and pending acquisitions; and

  . additional potential acquisitions by HealthCentral.com and the integration of these acquisitions.

   Any projections of future cash needs and cash flows are subject to substantial uncertainty. Because current cash and cash equivalents are insufficient to satisfy our liquidity requirements beyond mid 2001, we will seek to sell additional equity or debt securities, obtain credit facilities from lenders or sell certain assets. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. Any debt securities issued could have rights senior to holders of common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If additional capital is not obtained by mid 2001, we will have to significantly reduce our operations.

Any errors in filing or packaging the prescription drugs for our customers or dispensing products on our websites may expose us to liability and negative publicity.

   Pharmacy errors relating to prescriptions, dosage and other aspects of the medication dispensing process could produce liability for us. Pharmacists are required by law to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information they deem important. This counseling is expected to be accomplished by telephone access to pharmacists, but also in part through inserts included with the prescription, which may increase the risk of miscommunication because the customer is not personally present. We also post product information on our WebRx.com, RxList.com, Vitamins.com, DrugEmporium.com and ComfortLiving.com websites, which creates additional potential for claims to be made against us. Our insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

   Prescription orders are currently filled by our in-house pharmacists and we may be exposed to liability for pharmacy errors. Pharmacy errors may produce significant adverse publicity either for us or the entire online pharmacy industry. The amount of negative publicity that we or the online pharmacy industry may receive as a result of pharmacy or prescription processing errors could be disproportionate in relation to the negative publicity received by traditional pharmacies making similar mistakes. We believe that any negative publicity could erode consumer trust and result in an immediate reduction in product purchases.

We may be sued by consumers as a result of the health-related products we sell through our online and offline channels.

   Consumers may sue us if any of our products or services that are sold through our online or offline channels are defective, fail to perform properly or injure the user, even if such goods and services are manufactured and provided by unrelated third parties. Liability claims could require us to spend significant time and money in litigation or to pay significant damages and could seriously damage our reputation.

Extensive and changing government regulation of the healthcare, dietary supplements and pharmacy industries is expensive to comply with and exposes us to the risk of substantial government penalties.

   Numerous state and federal laws regulate our health business covering areas such as:

  . storage, transmission and disclosure of medical information and healthcare records;

  .  the practice of medicine and other healing arts professions;

  . the sale of controlled products such as pharmaceuticals, dietary supplements and other healthcare products;

  . prohibitions against the offer, payment or receipt of remuneration to induce referrals to and from entities providing healthcare services or goods;

  . dispensing and delivering prescription, over-the-counter drugs and other medical products;

  .  advertising drugs, cosmetics, dietary supplements; and

  .  state insurance regulations.

   Further, because the Internet health business is novel, federal and state agencies may apply laws and regulations to us in unanticipated ways, and may produce new legislation regulating our business, which could increase our costs or reduce or eliminate certain of our activities or our revenues.

In order to attract and retain users to our HealthCentral.com network, we need to continue to provide content, which is expensive and difficult to obtain and/or develop.

   To attract and retain users to our HealthCentral.com network, we need to continue to provide informative content. We will need to purchase or license much of this content from third persons. Competition for content from people with the professional reputation, name recognition and expertise that we require is intense and increasing. This competition may increase the fees charged by high quality content providers, resulting in increased expenses for us. We will not only have to expend significant funds to obtain and improve our content, but we must also properly anticipate and respond to consumer preferences for this content. If we are unable to enter into agreements for the delivery of desirable content, or lose any existing agreements, it could delay market acceptance of the HealthCentral.com network.

If consumers perceive our healthcare content to be influenced by our relationships with advertisers or health-related product vendors, our reputation could suffer.

   We receive sponsorship revenues from advertisers of health-related products on our websites and revenues from sales of health-related products. However, our success in attracting and retaining users to our websites depends on our being a trusted source of independent health-related information. Any consumer perception that our editorial content is influenced by our commercial relationships could harm our reputation and business.

We have experienced and may experience systems interruptions and capacity constraints on our HealthCentral.com network, which could result in adverse publicity, revenue losses and erosion of customer trust.

   In the past, we have experienced system interruptions in the performance of our websites. Any additional system problems in the HealthCentral.com network, such as system disruptions, slower system response times, and degradation in customer service levels, could result in negative publicity, cause our users to use our competitors' services and reduce our revenues. Additionally, if we fail to meet the website performance standards in our contracts with our institutional clients, they may terminate their agreements, require refunds or fail to renew contracts with us, any of which could decrease our institutional revenues.

   We are also vulnerable to breaches in our security and to natural disasters. We may not be able to correct any problem in a timely manner. Because we outsource the server hosting function to third parties, some systems interruptions may be outside of our control. We have no formal disaster recovery plan, and our insurance may not adequately compensate us for losses that may occur due to systems interruptions.

We depend on our relationship with DoubleClick to generate advertising revenues, and DoubleClick can terminate this relationship on short notice.

   A portion of our revenues consists of the sale of advertising, all of which is currently derived through our relationship with DoubleClick, an online advertising sales agency. DoubleClick is our exclusive representative for advertising sold on our HealthCentral.com website; however, DoubleClick can enter into advertising sales contracts with our competitors, and either party can terminate the contract on 90 days notice. We have no control over DoubleClick's sales efforts, and if it fails to sell advertising in accordance with our expectations, our revenues would likewise be lower.

Our business model includes developing and hosting websites for institutional clients in the healthcare industry; this institutional market is new and unproven and the institutions may not accept our internet solutions.

   We expect to derive a portion of our revenues from license and development fees related to the designing, hosting and maintenance of private label content and e-Commerce websites for our institutional clients. To date, the healthcare industry has resisted adopting certain new information technology solutions. Healthcare payors and providers may determine that our solutions are too costly to implement or unnecessary to manage their relationships with consumers. As a result, we may have to spend significantly to improve our product offerings or make them more cost-effective. In addition, in the face of increasing competition, we have at times been forced to price our services such that we make little or no profit on them, and negative profit margins may occur in this business in the future. Moreover, these healthcare industry participants may be unwilling to allow sensitive information to be stored in our databases.

The Internet has not proven to be an effective or profitable marketing media for advertisers, and we have had to adjust our business model accordingly.

   Prior to our initial public offering, we believed that our success depended on the increased use of the Internet as an advertising medium. To date, this advertising medium has not proven to be as effective as traditional advertising media. As a result, our current business plan has been modified to focus on e-Commerce revenue through the growth of our customer base and affiliate relationships, and to focus our marketing efforts on our existing customer base.

Our quarterly operating results are subject to significant fluctuations, and our stock price may continue to decline if we do not meet quarterly expectations of investors and analysts.

   In part because of our limited operating history, it is difficult to forecast accurately our future revenues or results of operations. We have little meaningful historical financial data upon which to base planned operating expenses. Our sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are themselves unpredictable. A variety of factors may cause our annual and quarterly operating results to fluctuate significantly including:

  . customer visits and purchases on the WebRx.com, Vitamins.com, DrugEmporium.com, ComfortLiving.com, HealthCentral.com and RxList.com websites and associated costs;

  .  demand for our products and mix of products sold;

  . shifts in the nature and amount of publicity about us or our competitors;

  . changes in our pricing policies or the pricing policies of our competitors;

  . changes in the frequency and size of repeat purchases by customers of our online stores and retail stores;

  .  management of our inventory levels and fulfillment operations;

  . shifts in our ability, and that of our vendors, to ensure sufficient product supply;

  . fluctuations in the wholesale prices of the products we sell, as well as shipping costs or delivery times;

  . seasonal patterns of spending by customers, advertisers and sponsors and trends in advertising rates;

  . long sales cycles and delays in website development for institutional customers;

  . costs related to acquisitions of businesses or the timing of payments to our strategic partners;

  .  fluctuations in expected revenues from our strategic relationships;

  .  interruptions in supplier channels or relationships;

  . changes in reimbursement policies and practices of pharmacy benefit managers and other third party payors;

  . systems problems, such as disruptions, slower system response times and degradation in customer service; and

  .  changes in government regulation.

   If we do not meet the expectations of investors and analysts in any given quarter, our stock price could decline.

Our stock price, like that of many companies in the Internet industry, has been and may continue to be extremely volatile, and we may be delisted from the Nasdaq National Market.

   The market price of our common stock has declined significantly in recent months, and we expect that it will continue to be subject to significant fluctuations as a result of variations in our quarterly operating results. These fluctuations have been, and may continue to be, exaggerated because an active trading market has not developed for our stock. Thus, investors may have difficulty selling shares of our stock at a desirable price, or at all. Our stock is currently trading below the $1 per share requirement for continued listing on the Nasdaq National Market, and on January 4, 2001 we received notice from Nasdaq that our stock may be delisted from the Nasdaq National Market if we are unable to regain compliance with this requirement by April 4, 2001.

   In addition, due to the technology-intensive and emerging nature of our business, the market price of our common stock may rise and fall in response to:

  .  announcements of technological or competitive developments;

  .  acquisitions or strategic alliances by us or our competitors;

  . the gain or loss of a significant strategic partner or media personality to our network;

  . changes in estimates of our financial performance or changes in recommendations by securities analysts; and

  .  reductions in operating scope.

   In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its stock. Any securities litigation claims brought against us could result in substantial expense and the diversion of management's attention from our core business.

Our recent growth has strained our existing personnel and other resources, and any failure to manage this growth could increase our operating costs.

   We have experienced a period of significant growth in our business, which has placed, and will continue to place, a significant strain on our resources. As we continue to rationalize our cost structure, including possible additional layoffs, we will need to improve our efficiency, which we may not be able to accomplish. Any failure to successfully manage our growth and increase our efficiency could distract management attention and result in our failure to execute on our business plan. As a result of our acquisitions, we need to assimilate the operations of Vitamins.com, DrugEmporium.com and Comfort Living into our operations. In order to manage this growth effectively, we will need to implement and integrate transaction-processing, operational, reporting, and financial systems, rationalize and train our employee base, and maintain close coordination among our technical, finance, marketing, sales and editorial staffs. Our integration and operational efforts are complicated by the fact that Vitamins.com operates in the Washington D.C. and New York areas, DrugEmporium.com operations are based in Kentucky and the Comfort Living, Inc. operations are based in Maryland. Thus, we have to manage an enterprise operating over a wide geographical area. We will need to expend significant amounts of our time and financial resources as we consolidate these operations and otherwise restructure these operations to achieve efficiencies from these acquisitions, which may distract management and further strain our technology and staffing resources. We also need to devote resources to website and content development, strategic relationships, technology infrastructure and operational infrastructure.

In order to execute our business plan we must attract, retain and motivate highly skilled employees, and we face significant competition from other Internet, healthcare and new media companies in doing so.

   If we fail to attract new personnel or retain and motivate our current personnel, our business and future growth prospects could be severely harmed. Competition for personnel throughout the Internet and healthcare industries is intense. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Recent layoffs within our company may make it harder to attract and retain key employees. Additionally, the loss of any of our key executive officers could have a significant negative impact on our operations.

If we are unable to acquire the necessary web domain names, our brands and reputation could be damaged, and we could lose customers.

   The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain our existing domain names in all of the countries in which we conduct business.

   The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our brands, trademarks and other proprietary rights. In addition, we may be unable to prevent third parties from acquiring and using domain names relating to our brands. Any confusion that may result from information on or related to any websites with domain names relating to our brands could impair both our ability to capitalize upon our brands and our marketing strategy.

We are dependent on single-source suppliers and distributors for some of our product purchases and sales, including the "Dr. Dean Edell" brand of eyewear.

   We have entered into exclusive supply agreements with single-source suppliers for some of our products, including the "Dr. Dean Edell" brand of non-prescription eyewear. Any failure by these suppliers to provide sufficient quantities and types of products in a timely manner could result in our inability to fulfill customer orders, which in turn could harm our business. The Dr. Dean Edell brand of eyewear is sold to a single distributor for resale to brick-and-mortar retail stores. Any failure of this distributor to effectively market and sell the product could negatively impact our business. Additionally, as these agreements expire, they may not be renewable on favorable terms, or at all. If for any reason we could not renew these agreements or enter into similar contractual arrangements with another supplier, our business could be harmed.

We may not achieve the expected benefits of the acquisition of Vitamins.com, or the acquisition of the assets of DrugEmporium.com and Comfort Living, and their integration may result in disruption to our business or the distraction of our management and employees.

   We may not be able to successfully assimilate the Vitamins.com, DrugEmporium.com or ComfortLiving.com assets and operations or accomplish the execution of our e-Commerce business plan. The integration of these recent acquisitions into our business may strain our existing technology and operations systems as we continue to assimilate Vitamins.com and DrugEmporium.com into our existing operations and begin integrating the assets of Comfort Living into our existing operations. In addition, the personnel that we have hired pursuant to these acquisitions may decide not to continue working for us or otherwise may not integrate successfully with our current staff. These difficulties could disrupt our ongoing business, distract our management and employees or increase our expenses.

   Our merger with Vitamins.com, and our acquisitions of the assets of DrugEmporium.com and Comfort Living could adversely affect our combined financial results or the market price of our common stock. If the benefits of the merger or the acquisitions do not exceed the costs associated with them, including any dilution to our stockholders resulting from the issuance of shares in connection with the merger and acquisitions, our financial results, including earnings per share, could be adversely affected. In addition, if we do not achieve the perceived benefits of these acquisitions as rapidly as, or to the extent, anticipated by financial or industry analysts, the market price of our common stock may decline.

We may be exposed to liabilities that are not covered by the indemnification available under the Vitamins.com merger agreement, the DrugEmporium.com asset purchase agreement or the more.com, Inc. and Comfort Living asset purchase agreement, which may harm our results of operation and financial condition.

   Upon consummation of our merger and asset purchase agreements, we assumed all the liabilities of Vitamins.com, and certain liabilities of DrugEmporium.com and Comfort Living, Inc. In addition, it is possible that liabilities may arise in the future which we did not discover or anticipate. To the extent these liabilities are inconsistent with representations and warranties made in the respective agreements, we may have a claim for indemnification against the former stockholders of Vitamins.com, Drug Emporium, Inc. or more.com. Pursuant to the Vitamins.com agreement, 10% of the HealthCentral.com common stock issued in the merger was placed in an escrow account and will be held to cover any indemnification claims for a period equal to the lesser of twelve months after the effective time or the period ending two business days after the escrow holder receives written notification that we have issued our first independent audit report showing the combined results of operations of HealthCentral.com and Vitamins.com. The DrugEmporium.com and more.com agreements provide that 10% of the HealthCentral.com stock issued in each purchase will be placed in an escrow account for indemnification and held for a period of one year. The escrow amount will be our sole recourse for indemnification claims other than in the case of fraud. However, the assumed liabilities, both at the time of and arising after the consummation of the agreements, may exceed our expectations and the escrow amount may be insufficient to cover these liabilities. If liabilities for which indemnification is available exceed the escrow amount, we will suffer financial losses, which may harm our business, results of operation and financial condition.

Any future acquisitions of companies or technologies may result in disruptions to our business and/or the distraction of our management.

   To date, we have completed mergers or asset acquisitions of seven companies, Enterprise Web Services, HealthCentralRx.com, RxList.com, Vitamins.com, DrugEmporium.com, more.com and Comfort Living, and we have acquired the license to use the Dr. Dean Edell Eyewear brand. We may acquire or make investments in other complementary businesses and technologies in the future. We may not be able to identify other future suitable acquisition or investment candidates, and even if we do identify suitable candidates, we may not be able to make these acquisitions or investments on commercially acceptable terms, or at all. If we do acquire or invest in other companies, we may not be able to realize the benefits we expected to achieve at the time of entering into the transaction and will likely face integration risks, including but not limited to:

  . expenses related to funding the operation, development and/or integration of complementary businesses;

  .  expenses associated with the transactions;

  . additional expenses associated with amortization of acquired intangible assets;

  . the difficulty of maintaining uniform standards, controls, procedures and policies;

  . the impairment of relationships with employees and customers as a result of any integration of new personnel;

  .  the potential unknown liabilities associated with acquired businesses;
     and

  . the issuance of convertible debt or equity securities, which could be dilutive to our existing stockholders.

   Our failure to adequately address these issues could harm our business. See also "We may not achieve the expected benefits of the acquisition of Vitamins.com, or the acquisition of the assets of DrugEmporium.com and Comfort Living, and their integration may result in a disruption to our business or the distraction of our management and employees."

We expect significant non-cash stock-based charges.

   In light of the recent decline in our stock price and in an effort to retain our employee base, in December 2000 we offered to reprice stock options held by all employees and certain consultants. In exchange for accepting new vesting schedules, the exercise price of all eligible employee and certain consultant options with an exercise price in excess of $0.4062 was reduced to $0.4062, the closing market price on the NASDAQ on December 11, 2000. Option holders electing to have their options repriced were required to acknowledge their acceptance by December 11, 2000. As a result of this repricing, options to purchase a total of 2,967,890 shares will be subject to variable accounting treatment, which means that any increase in our stock price will result in non-cash accounting charges, which would increase our net loss.

Breaches in our security and other unexpected problems could result in lawsuits by customers and a violation of federal law.

   We retain confidential customer and patient information on our servers. Any breach of security from a physical break-in, computer virus, programming error or attack by a third party or an unexpected natural disaster could subject us to a lawsuit. We have expended, and may be required to expend, significant sums to protect against security breaches or to alleviate problems caused by breaches. In addition, a breach of privacy of patient health records could constitute a violation of federal law.

Any failure to protect our intellectual property rights could impair our ability to establish our brands.

   If we fail to adequately protect our proprietary rights in our content, technology, products and services, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, but these legal means afford only limited protection. Unauthorized parties may attempt to copy aspects of our websites or to obtain and use information that we regard as proprietary. Our competitors or others may adopt service names similar to ours, thereby impeding our ability to build our brand identity and potentially confusing consumers. We also rely on a variety of technologies that are licensed from third parties, including our database and Internet server software. These third-party licenses may not be available to us on commercially reasonable terms in the future.

We may be sued by third parties for infringement of their proprietary rights.

   The healthcare and Internet industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. Our content, technology, products and services may not be able to sustain any third party claims or rights against their use. Some of the information in our website network databases regarding dietary supplements, drug descriptions, clinical pharmacology, indications and usage, warnings and the like is copied from information contained in package inserts, which accompany the particular drug. We have not obtained licenses to reproduce this information from the various pharmaceutical companies. Although we have not received a copyright claim to date, we could face potential copyright infringement claims in this regard. Any intellectual property claims, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from administering our core business.

As a publisher of online content, we may have liability for information we provide on, or which is accessed from, the HealthCentral.com network.

   Because users of our network and the websites of our institutional licensees access health-related information, including information regarding possible adverse reactions or side effects from medications or a particular medical condition they may have, or may distribute our content to others, third parties may sue us for various causes of action based on the nature and content of materials that we publish. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought successfully against online services in the past. Others could also sue us for the content and services that are accessible from our network through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards, none of which we edit.

   Any indemnification provisions that we may have in agreements may not be adequate to protect us. Our insurance may not adequately protect us against these types of claims. Further, our business is based on establishing the HealthCentral.com network as a trustworthy and dependable provider of healthcare information and services. Allegations of impropriety, even if unfounded, could therefore harm our reputation and business.

Our executive officers and directors own a large percentage of our voting stock and could delay or prevent a change in our corporate control or other matters requiring stockholder approval, even if favored by our other stockholders.

   As of January 31, 2001, our executive officers and directors and their respective affiliates owned approximately 15.9% of our outstanding common stock. Accordingly, these stockholders may, as a practical matter, be able to exert significant influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations. This concentration of voting power could have the effect of delaying or preventing a change in control that other stockholders view as favorable.

The success of our business model is dependent on continued growth and acceptance of the Internet and growth of the online market for healthcare information, products and services.

   Our business model assumes that consumers will be attracted to and use healthcare information and related content available on our Internet-based consumer healthcare network which will, in turn, allow us the opportunity to sell advertising and sponsorships designed to reach those consumers. Our business model also assumes that those consumers will purchase health-related products online using our website and that healthcare organizations and other Internet healthcare companies will partner with us to reach these consumers. This business model is not yet proven and may not be successful. Our future revenues and profits, if any, substantially depend upon the widespread acceptance and use of the Internet as an important channel for the delivery of healthcare information, products and services. The Internet may not prove to be a viable commercial medium due to inadequate development of a reliable network, delays in development of high speed modems, or delays in the adoption of new standards required to handle increased levels of Internet activity.

If we do not respond to rapid technological changes affecting the Internet healthcare industry, our products and services could become obsolete.

   Any failure to respond to technological advances and emerging industry standards could impair our ability to attract and retain customers. As the Internet and online commerce industry evolve, we must address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our network, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards.

Governmental regulation of the Internet could increase our operating costs.

   We receive confidential medical and credit card information from our customers and website visitors. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent, and compliance with any new laws could increase our operating expenses. In particular, many government agencies and consumers are focused on the privacy and security of medical and pharmaceutical records. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. The rapid growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online and, in particular, on companies that maintain medical or pharmaceutical records.

   A number of proposals have been made to impose additional taxes on the sale of goods through the Internet. Taxation of online commerce could impair the growth of our e-Commerce business and add to the complexity of our transaction processing system.

The health industry is extremely dynamic and constantly changing, and thus our business may be affected by pricing pressures and healthcare reform initiatives.

   The pressures of cost management, consumer demand for quality and safety and professional concern about consumer reliance on non-professional advice will dominate the healthcare marketplace for the foreseeable future. Any efforts to contain costs by managed care entities will place downward pressures on gross margins from sales of prescription drugs and other over-the-counter healthcare products. Healthcare reform initiatives of federal and state governments, including proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs, may further impact our revenues from prescription drug sales. As a result, any company in the health business is subject to the risk of an extremely changeable marketplace, which could result in our need to continually modify our business model, which could harm our business.

Future sales of shares by existing stockholders could affect our stock price.

   If our stockholders sell a substantial number of shares of common stock in the public market following this offering, the market price of our common stock could fall as a result of the introduction of a large number of sellers of our common stock into a market in which our common stock price is already volatile and in which the daily trading volume of shares of our common stock has historically been low. Such sales also might make it more difficult for us to sell equity-related securities in the future at a time and price that we deem appropriate, or at all.

   We have 50.6 million outstanding shares of common stock, based upon shares outstanding as of January 5, 2001 and assuming no exercise of options or warrants. As a result of this offering, approximately 38.0 million of the 50.6 million outstanding will be freely tradable in the public market without restriction under the Securities Act, or are otherwise eligible for sale under Rule 144 under the Securities Act, subject to volume, manner or sale notice and public information restrictions of Rule 144. We also issued 480,000 shares of Series A Preferred Stock in connection with our acquisition of assets from Drug Emporium, Inc., which shares are convertible into 2.4 million shares of our common stock. These shares will be eligible for re-sale under Rule 144 in September 2001, although we have agreed to register these shares for re-sale on the public market as early as March 2001. In addition, approximately 7.6 million shares of our common stock issuable upon the exercise of options held by employees and consultants or available for grant to them have been registered and may generally be sold upon exercise of these options.

It may be difficult for a third party to acquire us even if doing so would be beneficial to our stockholders.

   Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include the following:

  . establishment of a classified board in which only a portion of the total board members will be elected at each annual meeting;

  .  authorization for the board to issue preferred stock;

  .  prohibition of cumulative voting in the election of directors;

  . advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

  . change of control clauses in the employment agreements with several company officers.

Management has broad discretion over how our available cash is being used.

   Our officers and directors have broad discretion with respect to the use of our available cash. We currently expect to use our existing cash balances to fund operating losses, costs associated with integrating acquisitions and website development. In addition, we are continuing to evaluate possible acquisitions or investments in complementary businesses.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of any shares of common stock by the Selling Shareholders, but will pay all expenses related to the registration of the shares.

                              SELLING SHAREHOLDERS

   The following table sets forth information concerning the beneficial ownership of our common stock by the Selling Shareholders as of January 31, 2001, and the number of shares included for sale in the offering. Such information was furnished to us by the Selling Shareholders. Except as set forth in the footnotes to the table, (i) to our knowledge, none of the Selling Shareholders has had, within the past three years, any material relationship with us and (ii) all of the shares were acquired pursuant to a private placement of such shares.

                                 Shares Beneficially Owned Shares Registered In
Name                               Prior To The Offering       The Offering
----                             ------------------------- --------------------
Robert M. Haft (1).............          3,839,127(2)             638,035(3)
Mary Z. Haft...................          3,762,157(4)              13,181(3)
Jefferson Chase LLC (5)........          3,762,157(6)           3,110,941
The Gloria G. Haft Trust (7)...            537,833                537,833
Colby Bartlett LLC (7).........            715,005(8)              76,970
Clairvest Vitamin Acquisition
 Corp. (7).....................          3,208,786              3,208,786
Internet Development Corp.
 (7)(9)........................            525,685                525,685
Lloyd Marmon (7)(10)...........          1,814,062              1,814,062
Judd Marmon (7)(11)............            604,687                604,687
Acacia Venture Partners II, LP
 (7)...........................          2,455,902              2,455,902
South Pointe Venture Partners
 II, LP (7)....................            185,373                185,373
DFW Capital Partners LP (7)....          1,548,000              1,548,000
Phar-Mor, Inc. (7).............          1,006,200              1,006,200
Abbey Butler (7)...............            290,250                290,250
Melvyn Estrin (7)..............             96,750                 96,750
Joel Comiteau (7)..............            154,800                154,800
California Emerging Ventures,
 LLC (7).......................            967,500                967,500
CIBC WMV, Inc. (7).............          2,322,000              2,322,000
Stuart Pape (7)................             17,978                 17,978
David Bradley (7)..............             17,978                 17,978
RNR, LLC (7)...................             17,978                 17,978
Hilda Ocho-Brillembourg (7)....             17,978                 17,978
Michael Bregman (7)............             17,978                 17,978
Bruce Kudeviz (7)(12)..........             53,314(13)             35,956
Holy Trinity Catholic Church...             25,000                 25,000
University of Pennsylvania,
 Wharton School of Business....             50,000                 50,000
Reading is Fundamental, Inc....             25,000                 25,000
Washington Hebrew
 Congregation..................          1,800,000              1,800,000
St. Patrick's Episcopal Day
 School........................             25,000                 25,000
Maret School...................            125,000                125,000
District of Columbia Jewish
 Community Center..............            100,000                100,000
Washington Ballet..............             50,000                 50,000
St. Mary's/Our Lady of the
 Isle..........................             50,000                 50,000
Jewish Federation of Greater
 Washington....................            100,000                100,000
The John F. Kennedy Center for
 the Performing Arts...........            100,000                100,000
The Washington Ballet..........            100,000                100,000
Children's Hospital National
 Medical Center................            100,000                100,000
Nantucket Ice..................            100,000                100,000
AltaVista Company (14).........            300,000                300,000
more.com, Inc. (15)............          5,002,525              5,002,525
Don Bayless....................             19,846                 19,846
Goldberg Marchesano Partners
 Inc. (16).....................             25,000                 25,000
Interwest Partners VII, LP.....            919,807                919,807
MedVenture Associates III, LP..            653,609                653,609

--------
 (1) Until January 19, 2001, Mr. Haft was the President of Vitamins.com, Inc., our wholly-owned subsidiary, and from June 2000 until November 2000, Mr. Haft served on our board of directors.

 (2) Includes 13,181 shares held by Mary Z. Haft, 3,110,941 shares held by Jefferson Chase LLC, and 76,970 shares held by Colby Bartlett LLC.

 (3) These shares are currently in an escrow account and will not be available for sale by the Selling Shareholder until approximately March 31, 2001.

 (4) Includes 638,035 shares held by Robert M. Haft and 3,110,941 shares held by Jefferson Chase LLC.

 (5) Jefferson Chase LLC is wholly-owned by Robert M. and Mary Z. Haft. Until January 19, 2001, Mr. Haft was the President of Vitamins.com, Inc., our wholly-owned subsidiary, and from June 2000 until November 2000, Mr. Haft served on our board of directors.

 (6) Includes 13,181 shares held by Mary Z. Haft and 638,035 shares held by Robert M. Haft.

 (7) Approximately 10% of the shares which are registered for sale in this offering by these Selling Shareholders have been deposited into an escrow account until approximately March 31, 2001 and will not be available for sale by the Selling Shareholders until that date. Under certain circumstances, the escrow shares may be reacquired by us.

 (8) Includes 638,035 shares held by Robert M. Haft.

 (9) Internet Development Corp. has a consulting contract with Vitamins.com, Inc., pursuant to which Vitamins.com, Inc. pays it approximately $125,000 per year. This contract expires in June 2001.

(10) Lloyd Marmon is the President of L&H Vitamins, a wholly-owned subsidiary of Vitamins.com, Inc.

(11) Judd Marmon is the Vice President of L&H Vitamins, a wholly-owned subsidiary of Vitamins.com, Inc.

(12) Mr. Kudeviz is the Chief Financial Officer of Vitamins.com, Inc., our wholly-owned subsidiary.

(13) Includes 17,358 shares issuable, as of April 28, 2001, pursuant to the exercise of stock options held by Mr. Kudeviz.

(14) The shares held by this Selling Shareholder were received in exchange for the cancellation of all of our obligations under a preexisting contract.

(15) All of the shares which are registered for sale by this Selling Shareholder are subject to a lock-up agreement and may not be sold until March 15, 2001. 10% of the shares which are registered for sale in this offering by this Selling Shareholder have been deposited into an escrow account until approximately December 14, 2001, and will not be available for sale by the Selling Shareholder until that date. Under certain circumstances, the escrow shares may be reacquired by us.

(16) The shares held by this Selling Shareholder were received in exchange for the cancellation of $75,000 in debt.

   Because the Selling Shareholders may use this prospectus to sell all or some portion of the common stock they presently own, no estimate can be given as to the number of shares that each Selling Shareholder will hold after any sale. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of all or a portion of their shares in a transaction exempt from the registration requirements of the Securities Act since the date on which they provided the information to us.

   Only Selling Shareholders identified above who beneficially own the common stock in the table on the effective date of the registration statement of which this prospectus is a part may sell shares pursuant to this prospectus. We may from time to time include additional Selling Shareholders in supplements to this prospectus.

                              PLAN OF DISTRIBUTION

   We are registering the shares on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees, transferees or other successors-in-interest selling shares and warrants received from a Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares and warrants offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares and warrants will be borne by the Selling Shareholders. Sales of shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated private transactions not effected on any exchange, through put or call options transactions relating to the shares and warrants, through short sales or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Shareholders.

   The Selling Shareholders may effect such transactions by selling directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares and warrants for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

   The Selling Shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares, including the shares and underlying warrants, sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares, including the shares underlying warrants, against certain liabilities, including liabilities arising under the Securities Act.

   Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

   Selling Shareholders also may resell all or a portion of the shares, including shares underlying warrants, in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet its criteria and conform to its requirements.

   Upon our being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for a sale through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, to include additional disclosure before offers and sales of the securities in question are made.

                                 LEGAL MATTERS

   The legality of the common stock offered hereby will be passed upon for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation.

                                    EXPERTS

   The financial statements incorporated in this registration statement by reference to our audited historical financial statements included in our Current Report on Form 8-K dated February 22, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of Vitamins.com, Inc. appearing in our Current Report on Form 8-K dated June 16, 2000, as amended on August 30, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of Arthur Andersen LLP as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding Vitamins.com, Inc.'s ability to continue as a going concern as discussed in Note 1 to the financial statements.

   Ernst & Young LLP, independent auditors, have audited the financial statements of DrugEmporium.com, Inc. included in our Current Report on Form 8-K dated September 14, 2000, as amended on November 28, 2000 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements of DrugEmporium.com, Inc. are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

   (a) Our Annual Report on Form 10-K405 for the fiscal year ended December 31, 1999 filed with the SEC on March 10, 2000, as amended on April 18, 2000.

   (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the SEC on May 15, 2000.

   (c) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the SEC on August 14, 2000.

   (d) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000.

   (e) Our Current Report on Form 8-K filed with the SEC on March 16, 2000, as amended on March 22, 2000.

   (f) Our Current Report on Form 8-K filed with the SEC on March 17, 2000.

   (g) Our Current Report on Form 8-K filed with the SEC on June 19, 2000, as amended on August 30, 2000.

   (h) Our Current Report on Form 8-K filed with the SEC on July 25, 2000.

   (i) Our Current Report on Form 8-K filed with the SEC on September 22, 2000.

   (j) Our Current Report on Form 8-K filed with the SEC on September 28, 2000, as amended on November 28, 2000.

   (k) Our Current Report on Form 8-K filed with the SEC on October 27, 2000.

   (l) Our Current Report on Form 8-K filed with the SEC on November 16, 2000.

   (m) Our Current Report on Form 8-K filed with the SEC on December 11, 2000.

   (n) Our Current Report on Form 8-K filed with the SEC on December 21, 2000.

   (o) Our Current Report on Form 8-K filed with the SEC on February 22, 2001.

   (p) The description of our capital stock found in our Registration Statement on Form S-1 as filed with the SEC on September 29, 1999, as amended on December 7, 1999.

   All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference in this prospectus on the date of filing such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

   We will furnish without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference. Request should be made to:

                         C. Fred Toney
                         President
                         HealthCentral.com
                         6001 Shellmound Street, Suite 800
                         Emeryville, California 94608
                         (510) 250-2500

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

   The indemnification provisions in our certificate of incorporation, amended and restated bylaws and the indemnification agreements entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act of 1933.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Other expenses of issuance and distribution.

   Expenses payable in connection with the issuance and distribution of the securities being registered (estimated except in the case of the registration fee) are as follows:

                                                                       Amount
                                                                     ----------
   SEC registration................................................. $ 2,981.59
   Legal fees and expenses..........................................  30,000.00
   Accounting fees and expenses.....................................  30,000.00
   Miscellaneous....................................................   5,000.00
   Printing expenses................................................  10,000.00
                                                                     ----------
       Total........................................................ $77,981.59
                                                                     ==========

   The above fees will be payable by the Company.

Indemnification of Directors and Officers.

   As permitted by sections 102 and 145 of the Delaware General Corporation Law, the Registrant's certificate of incorporation eliminates a director's personal liability for monetary damages to the Registrant and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for any transaction from which the director derived an improper personal benefit. The effect of this provision in the certificate of incorporation is to eliminate the rights of the Registrant and its stockholders (through stockholders' derivative suits on behalf of the Registrant) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above.

   The Registrant's bylaws provide for indemnification of its directors, officers and agents, and the Company has entered into an indemnification agreement with each of its officers and directors (an "Indemnity"). Under the bylaws and such indemnification agreements, the Registrant must indemnify an Indemnity to the fullest extent permitted by Delaware law for losses and expenses incurred in connection with actions in which the Indemnity is involved by reason of having been a director or officer of the Registrant. In certain circumstances, the Registrant is also obligated to advance expenses an Indemnity may incur in connection with such actions before any resolution of the action, and the Indemnity may sue to enforce his or her right to indemnification or advancement of expenses.

   The Registrant also maintains an insurance policy insuring its directors and officers against liability for certain acts and omission while acting in their official capacities.

Item 17. Undertakings.

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                    EXHIBITS

 Exhibit
   No.                            Exhibit Title
 -------                          -------------
  5.1    Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
         Professional Corporation
 23.1    Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
         Professional Corporation (included in Exhibit 5.1)
 23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.3    Consent of Arthur Andersen LLP, Independent Accountants
 23.4    Consent of Ernst & Young LLP, Independent Accountants
 24.1    Power of Attorney (included in Signature Page)

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, California on this 22nd day of February, 2001.

                                          HEALTHCENTRAL.COM.

                                                    /s/ C. Fred Toney
                                          By: _________________________________
                                                       C. Fred Toney
                                                 President, Chief Operating
                                                          Officer,
                                                Chief Financial Officer and
                                                          Director

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            Signature                          Title                       Date
            ---------                          -----                       ----

     /s/ Albert L. Greene            Chief Executive Officer,       February 21, 2001
_________________________________            Director
        Albert L. Greene

      /s/ James Hornthal                     Director               February 21, 2001
_________________________________
         James Hornthal

       /s/ Dean S. Edell                     Director               February 21, 2001
_________________________________
          Dean S. Edell

     /s/ Michael McDonald                    Director               February 21, 2001
_________________________________
        Michael McDonald

                               POWERS OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. Fred Toney his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and execute on behalf of the undersigned any and all amendments (including post-effective amendments) to this Registration Statement (and to any Registration Statement filed pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with any such amendments, as fully to all intent and purposes as he might or could do in person, and hereby does ratify and confirm all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons in the capacities indicated, on February 21, 2001.

      /s/ Albert L. Greene             Chief Executive Officer,
 _________________________________             Director
         Albert L. Greene

       /s/ James Hornthal                      Director
 _________________________________
          James Hornthal

        /s/ Dean S. Edell                      Director
 _________________________________
           Dean S. Edell

      /s/ Michael McDonald                     Director
 _________________________________
         Michael McDonald

                                 EXHIBIT INDEX

 Exhibit
   No.                             Description
 -------                           -----------
  5.1    Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
          Professional Corporation

 23.1    Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
          Professional Corporation (included in Exhibit 5.1)

 23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants

 23.3    Consent of Arthur Andersen LLP, Independent Accountants

 23.4    Consent of Ernst & Young LLP, Independent Accountants

 24.1    Power of Attorney (included in Signature Page)